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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/06 (MM/DD/YY) AND ENDING 9/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morrison Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 W. Roosevelt Road, Suite C2
(No. and Street)

Wheaton (City) IL (State) 60187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Morrison 630-752-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slupik & Associates Ltd. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1700 Park Street, Suite 202, Naperville IL 60563
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON
FINANCIAL

SEC MAIL RECEIVED
NOV 28 2007
WASH. D.C.
200

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morrison Investments, Inc, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title


OFFICIAL SEAL
CYNTHIA HAYES HUTCHINS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/11

11/21/07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRISON INVESTMENTS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

SLUPIK AND ASSOCIATES, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

MORRISON INVESTMENTS, INC.

TABLE OF CONTENTS

SLUPIK AND ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

1700 PARK STREET, SUITE 202, NAPERVILLE, IL 60563
PHONE (630) 357-0096 FAX (630) 357-0592

Independent Auditor's Report

The Board of Directors
MORRISON INVESTMENTS, INC.
Wheaton, Illinois

We have audited the accompanying statement of financial condition of Morrison Investments, Inc. (an Illinois Corporation) as of September 30, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Investments, Inc. as of September 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 – 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slupik and Associates, Ltd.

November 19, 2007

MORRISON INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

	Allowable	Non-allowable	Total
Current Assets			
Cash and cash equivalents	$ 37,344	$ -	$ 37,344
Securities owned:			
Marketable, at market value	45,397	-	45,397
Accounts receivable	36,900	8,016	44,916
Total Current Assets	119,641	8,016	127,657
Other Assets			
Deposits	-	3,326	3,326
Total Other Assets	-	3,326	3,326
TOTAL ASSETS	$ 119,641	$ 11,342	$ 130,983

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 2,350
Accrued income taxes	2,138
Total Current Liabilities	4,488
Total Liabilities	4,488
Stockholder's Equity	
Capital stock	
No par value; at stated value:	
authorized - 1,000 shares,	
issued and outstanding - 1,000 shares	10,000
Paid in capital	3,955
Retained earnings	112,540
Total Stockholder's Equity	126,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 130,983

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2007

Revenues	
Commissions	$ 198,829
Trading and monitoring fee income	412,585
Interest, dividends & capital gains/(losses)	5,379
Unrealized gain on firm securities investment account	1,813
Other income	36,004
Total revenues	654,610
Expenses	
Regulatory fees and expenses	1,270
Other operating expenses:	
General and administrative costs	434,600
Officer salaries	48,000
Profit sharing expense	9,600
Signature guarantee expense	395
Professional fees	2,430
Insurance	500
Other	100
Total expenses	496,895
Income before income taxes	157,715
Income tax expense	2,038
Net Income	$ 155,677

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2007

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance, October 1, 2006	$ 10,000	$ 3,955	$ 67,863	$ 81,818
Net income for the year	-	-	155,677	155,677
Distributions to stockholder	-	-	(111,000)	(111,000)
Ending balance, September 30, 2007	$ 10,000	$ 3,955	$ 112,540	$ 126,495

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2007

Balance, September 30, 2006	$ -
Increase	-
Decrease	-
Balance, September 30, 2007	$ -

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 155,677
Adjustments to reconcile net income to cash provided by operating activities:	
Unrealized gains on assets	(1,813)
Changes in operating assets and liabilities:	
Accounts receivable	(20,456)
Other assets	(1,050)
Accounts payable	400
Accrued income taxes	1,413
Total adjustments	(21,506)
NET CASH PROVIDED BY OPERATING ACTIVITIES	134,171
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investments	(3,969)
Sale of investments	-
NET CASH (USED) BY INVESTING ACTIVITIES	(3,969)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(111,000)
NET CASH (USED) BY FINANCING ACTIVITIES	(111,000)
INCREASE IN CASH AND CASH EQUIVALENTS	19,202
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,142
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 37,344
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	-
Income taxes	$ 1,675

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business
Morrison Investments, Inc. was incorporated in the State of Illinois in August, 1990. The Company is registered as a broker dealer and provides various financial services commensurate therewith. As a broker dealer, the Company is subject to the minimum net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission and is exempt from Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable consists of commissions and fees receivable from mutual fund companies. The company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk
The Company places its cash equivalents with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution at any given time may exceed these limits. Cash in banks, based on bank balances at September 30, 2007, did not exceed federally insured prescribed limits.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Investments
In accordance with specialized industry practices, unrealized gains and losses are recognized on the investments held by the Company.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - INVESTMENTS

At September 30, 2007, the mutual fund investments held had a market value of $45,397 which represents an increase of $5,782 from the prior year after accounting for unrealized capital gains and for reinvested dividends.

Following is a summary of investments at September 30, 2007:

Mutual Funds	$45,397

NOTE 3 - INCOME TAXES

In accordance with an election under Subchapter S of the Internal Revenue Code, the income for tax purposes is separately reportable on the individual income tax return of the Company's sole shareholder. Therefore, no provision for federal income taxes is reflected in these financial statements. The current provision represents the statutory provision for state income taxes, where the Subchapter S election does not apply. For federal income tax purposes, had the Company been a regular C Corporation, a federal statutory provision of $35,435 would have been recorded.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $108,343 which was $103,343 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

NOTE 5 - RELATED PARTY

The Company shares office and administrative costs with a related party company known as Morrison Financial Services, Ltd. ("MFS"). The Company is obligated to pay a minimum of $216,000 annually to MFS. An additional amount is payable quarterly to offset any net loss MFS may incur. The Company's share of the general and administrative costs was $434,600 and its share of salaries was $48,000 in the current fiscal year. MFS also maintains a profit sharing plan. The Company paid MFS $9,600 for profit sharing expense before September 30, 2007.

The Company revised its agreement effective October, 2003 to be in compliance with SEC Rules 15c-3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. Morrison Investments, Inc. is not responsible for any expense reimbursement that would cause its Net Capital to fall below $10,000.

NOTE 6 – OTHER INCOME

Due to the consolidation of FINRA and NYSE Member Regulation, a one time special payment was received in the amount of $35,000. This is reflected on the income statement under other income.

SUPPLEMENTARY INFORMATION

MORRISON INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2007

Total ownership equity from statement of financial condition	$ 126,495
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	126,495
Add liabilities subordinated to claims of general creditors allowable in computation of net capital and other allowable credits	-
Total capital and allowable subordinated liabilities	126,495
Deduct nonallowable assets from statement of financial condition	11,342
Net capital before haircuts on securities positions	115,153
Haircuts on securities	6,810
Net capital	$ 108,343

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
SEPTEMBER 30, 2007

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 299
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 103,343
Excess net capital at 1000%	$ 107,894

COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2007

Total aggregate indebtedness	$ 4,488
Percentage of aggregate indebtedness to net capital	4.16%

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2007

Morrison Investments, Inc., because of the limited nature of its operations, which places the corporation in the $5,000 capital category as per Rule 15c3-1, is exempt from Rule 15c3-3. The corporation has limited its activities to the representation of mutual funds, variable annuities, and limited partnerships. Individual securities will not be represented and the corporation does not hold funds or securities for, or owe money or securities to customers.

In our opinion, the conditions of the corporation's exemption were being complied with as of the audit date. No facts came to our attention to indicate that the exemption has not been complied with.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2007

Our audit for the year ended September 30, 2007 did not disclose any material inadequacies existing.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2007

Our audit for the year ended September 30, 2007 found a difference between the Audited Computation on Net Capital and the broker/dealer's corresponding initial computation of Net Capital. The Receivable from investment companies should have been reported as $36,900 but were reported as $13,500, a difference of $23,400. Thus, the net capital as initially computed by the broker/dealer was understated.

END